Mail Stop 3561

June 8, 2009

Mr. Mark A. Smith
Chief Executive Officer and Chief Financial Officer
Bion Environmental Technologies, Inc.
PO Box 323
Old Bethpage, New York 11804

> **Re:** **Bion Environmental Technologies, Inc.**
> **Form 10-KSB for the year ended June 30, 2008**
> **Filed September 26, 2008**
> **File No. 0-19333**

Dear Mr. Smith:

We have received your response to our comment letter dated April 16, 2009, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. All responses to our letters dated February 3, 2008, April 14, 2009, and June 1, 2009 should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

1. We note from your response to our prior comments number 1 and 2 that you do not believe the provisions of SFAS No.84 applied to the Series A Note conversion, as you believed it was a modification under EITF 06-6, as the conversions of the convertible debt were not exercisable for only a limited period of time per EITF 02-15, paragraph 6(a). Since the modifications to the conversion terms were made at or shortly before the maturity date of the Series A Notes in May 2008, we are unclear as to why you believe the conversion terms were "not exercisable for only a limited period of time" as you have indicated in your response. Please explain in further detail your basis or rationale for this conclusion since it appears the notes were required to be repaid at the time the

loans were modified or shortly thereafter. As a result, it appears the conversion of the debt had to occur within a very short or limited period of time after the notes were modified.

2. Furthermore, after reviewing your response to our prior comment numbers 1 and 2 and considering the factors noted above, we continue to believe that the conversion of the Series A Notes into your common shares at a price of $2 per share (versus the original conversion price of $6 per share) should be accounted for as an induced conversion pursuant to the guidance in SFAS No.84 and EITF 02-15. Additionally, it appears that the impact of this error of approximately $500,000 would be material to your results of operations for 2008. Accordingly, please revise your financial statements for fiscal 2008 to account for the conversion of the Series A notes as an induced conversion pursuant to the guidance in SFAS No.84.

3. In preparing your revised financial statements, please ensure that your financial statements include all of the disclosures outlined in paragraph 26 of SFAS No.154.

4. We note your response to our prior comment number 6 in which you indicate that the disclosures outlined in paragraph 40 of SFAS No.128 will be provided in future filings. However, we note that certain disclosures outlined in paragraph 40 have not been included in the notes to your interim financial statements included in your Form 10-Q for the quarter ended March 31, 2009. In future filings, please disclose in the notes to your financial statements the number of securities, including those issuable pursuant to warrants, options and convertible debt instruments) that could potentially dilute basic EPS in the future but that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period(s) presented. Refer to the guidance outlined in paragraph 40(c) of SFAS No.128.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief